August 25, 2010

Mr. John Reynolds, Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Commission File 001-01550
Form 10-K for the year ended December 31, 2009

VIA EDGAR

Dear Mr. Reynolds:

On behalf of Chiquita Brands International, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 11, 2010 addressed to Mr. Fernando Aguirre regarding the subject filings (the “Comment Letter”). For the convenience of the Staff, each response has been numbered to correspond to the comments in the Comment Letter.

Form 10-K, filed February 26, 2010

Exhibits

General

1)	We note that Exhibits 10.7, 10.8, 10.9, 10.15, 10.16, 10.27, 10.32, 10.33, 10.36, and 10.37 have omitted exhibits, schedules or attachments. We also note that Exhibit 10.16 to the Form 10-K for the year ended December 31, 2007, Exhibit 10.1 to the Form 8-K filed on April 3, 2008, and Exhibits 10.1 and 10.2 to the Form 10-Q for the period ended March 31, 2010 have not been filed in their entirety. Please confirm that you will file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.

We agree to file the above referenced exhibits with all material schedules and exhibits, noting the following:

•

We note that Exhibit 10.9 to the Form 10-K (incorporated by reference from Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008) was inadvertently filed under Item 601(b)(10) of Regulation S-K [Material Contracts] rather than Item 601(b)(2) of Regulation S-K [Plan of Acquisition, Reorganization,

Arrangement, Liquidation or Succession]. We will file the exhibit under the correct item and, as permitted by Item 601(b)(2), we will file only those schedules that include information material to an investment decision and not otherwise disclosed in the agreement. We also will include a list briefly identifying the contents of all omitted schedules. We agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

•

We expect to seek confidential treatment in accordance with Rule 24b-2 under the Securities Exchange Act of 1934 with respect to certain of the exhibits, schedules or attachments (or portions thereof) which we are committing to file.

Exhibit 13

Liquidity and Capital Resources, page 13

2)	We note you continue to focus on debt reduction as a strategic goal. We also note from the transcript of your February 23, 2010 earnings call that you need to reduce debt by another $45 million to $50 million before achieving your targeted principal debt to EBITDA ratio of 3 to 1. In future filings, please disclose the amount, if any, by which you plan to reduce debt for the upcoming fiscal year above and beyond your disclosed debt service requirements and the source(s) of funds for such a reduction in debt and how you intend to fund such amounts. In addition, please consider including your targeted principal debt to EBITDA ratio, as we believe such a target is material to investors’ understanding of your liquidity and future cash uses. See our interpretative release on Management’s Discussion and Analysis of Financial Condition and Results of Operations at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

We advise the Staff that, to the extent that we have surplus cash, we expect to continue to evaluate debt reduction opportunities if debt is available to be repurchased or retired at prices that make it an effective use of cash compared with other investment opportunities. We have not committed to reduce debt beyond our disclosed debt service requirements. Our open market repurchases from 2008 through 2010 of the 8 7/8% Senior Notes due 2014 and 7 1/2% Senior Notes due 2015 were opportunistic uses of surplus cash.

We do not currently have specific debt reduction timelines, and may choose to use surplus cash in any manner or from time to time change our strategic priorities. Our plans with respect to use of cash change over time as a result of earnings, competitive conditions, investment opportunities, legal proceedings and other factors.

In future quarterly and annual filings, we will disclose our long-term liquidity targets and any specific plans for the use of cash, including debt retirement, to the extent such plans exist and we believe they are material to investors’ understanding of our liquidity and future cash use. If we make any debt repurchases or other debt reductions, we will also continue to disclose them and the source(s) of funds for each reduction in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements, page 31

Note 1 – Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 34

3)	We note your disclosures at pages 2 and 6 describing the product and service contracts in both your Banana and Salads and Healthy Snacks segments for sales to large retail customers in North America. Your disclosures indicate that the majority of your volume sold in North America is sold under these contracts, which typically have fixed-prices, along with fuel surcharges. Please expand your disclosures within Note 1 to describe the manner in which you recognize revenues under your fixed-price contracts, and tell us if you recognize revenues related to these fixed-price contracts at the time the product is generally delivered to the customer. Explain to us if such contracts are subject to pricing adjustments as a result of performance. Please provide us an example of your expanded disclosure.

We advise the Staff that the term “fixed-price” used on pages 2 and 6 of our Form 10-K for the year ended December 31, 2009 refers to a fixed price per unit of sale (box of bananas or case of salads or healthy snacks). As noted in our revenue recognition policy in Note 1, we record revenues when our product is delivered to, and title to the product passes to, the customer. Because our products are perishable consumer goods, we do not have pricing adjustments related to performance obligations associated with each sale.

In future filings, we will expand our disclosure to clarify the term “fixed-price” within “Item 1. Business” to specifically indicate that it is a “fixed-price per unit”; however, we believe our revenue recognition policy in Note 1 describes the manner in which we recognize revenue for all of our products:

“REVENUE RECOGNITION

The company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the company, this generally occurs when the product is delivered to, and title to the product passes to, the customer.”

4)	We note from page 9 that starting in August 2009 you licensed the use of the Chiquita brand name for the sale of whole, fresh bananas and pineapples in Japan and Korea. Please tell us and disclose in future filings your accounting policy with respect to the royalties you received from this licensing agreement, to the extent it is material.

We advise the Staff that royalties under this arrangement are based on the volumes sold in Japan and Korea and we recognize royalty income based upon volume on an accrual basis as it is earned. However, our royalty income is not material for disclosure. For 2009, royalty income under this arrangement was less than $1 million and royalty income in total for this arrangement and other licensing arrangements was approximately $1 million. We expect royalty income to be less than $3 million for 2010. We disclosed the existence of this royalty arrangement because we believed it was material for investors to know that we maintained our brand presence and intellectual property rights in those markets. If royalty income becomes material, or we expect royalty income to become material, we will disclose our accounting policy in future filings.

Note 3 – Acquisitions and Divestitures, page 41

Sale of Interest in Asia Joint Venture, page 41

5)	Please tell us why you did not recognize a gain or loss on the sale of your 50% interest in your joint venture with Unifruitti. Explain to us the nature of ‘certain contingent consideration’, and tell us why you recognized contingent consideration that was determined to be probable only up to an amount at which the carrying value would be recovered.

We advise the Staff that the August 2009 sale of our 50% interest in our equity method investee (“Asia JV”) included contingent consideration based on (i) the profitability of the Asia JV companies for the remainder of 2009 and (ii) the ability of the new owners to extend lease and fruit purchase contracts with third parties in the future.

At the date our 2009 10-K was filed, there was no guidance that specifically addressed contingent consideration received by the seller of an interest in an equity-method investee. Even though we accounted for the Asia JV using the equity method, we determined that an analogy to guidance for a consolidated entity was appropriate. The agenda items for discussion in Emerging Issues Task Force (“EITF”) 09-4, which had not yet been discussed at any EITF meetings, provided viewpoints and analogized to other standards in its discussion of seller accounting for contingent consideration (from the Financial Accounting Standards Board (“FASB”) Website on July 8, 2009). In the July 2009 meeting of the EITF, both the initial recognition and the subsequent treatment of the seller’s accounting for contingent consideration in a business combination were discussed, and it was determined that initial recognition would be added to the issue for further consideration. In that discussion, it was noted that there was diversity in practice along the lines of two viewpoints for the initial recognition of contingent consideration, but no consensus was reached. We elected to follow View B for the initial recognition.

View B recognizes contingent consideration in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5 (Accounting Standards Codification (“ASC”) 450.20 and 30). In deciding to follow View B, we believe that because neither SFAS No. 160 (ASC 810.10.65) nor its basis for conclusions references the seller’s accounting, the FASB did not intend to change the seller’s accounting. Because there is no explicit guidance on this type of contingency, we believe SFAS No. 5 should continue to be followed consistent with the accounting for any contingency that may result in a gain for which no explicit guidance exists. In following View B, we recognized contingent consideration to the extent that it was probable and to the extent that the sale of our interest in the Asia JV would have resulted in a loss (i.e., to the extent recovery of a loss is considered probable, as defined for a loss contingency), and treated the remainder of the contingent consideration as a gain contingency to be recognized when realized.

Based on our analysis of the sale in the third quarter of 2009 and at the time the 2009 10-K was filed, we determined it probable that contingent consideration related to the profitability of the former Asia JV companies for the remainder of 2009 would be realized. At the time the 10-K was filed, this determination was based on draft results of the former Asia JV companies, subject to finalization and audit. Once the 2009 results of the Asia JV companies were finalized and audited in the second quarter of 2010, a gain of $1 million was recorded as this contingency was resolved. Other contingent consideration related to the ability of the new owners to extend the lease and fruit purchase contracts beyond 2014 through 2019 was not measurable nor considered probable, and any such consideration will be recognized if and when realized.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact me at the Company’s address or by phone.

Sincerely,

/s/ Lori A. Ritchey
Lori A. Ritchey
Vice President, Controller and Chief Accounting Officer

250 East Fifth Street Cincinnati, Ohio 45202 (513) 784-8590 / Fax: (513) 564-2035

cc:	Erin Wilson
Pamela Howell
Fernando Aguirre
Michael B. Sims